UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Conflict Minerals Disclosure

ESPEY MFG. & ELECTRONICS CORP.

(Exact Name of Registrant as Specified in Charter)

NEW YORK	001-04383	14-1387171
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

233 Ballston Avenue, Saratoga Springs, New York	12866
(Address of Principal Executive Offices)	(Zip Code)

Patrick Enright, Jr. President and CEO	(518) 245-4400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

With respect to the reporting period from January 1, 2014 to December 31, 2014 Espey Mfg. and Electronics Corporation (the “Company”) has determined that “conflict minerals” (as defined in Section 1, Item 1.01(d)(3) of Form SD) are necessary to the functionality or production of products that the Company has manufactured and contracted to manufacture.

After exercising due diligence, the Company is unable to determine whether or not some products qualify as DRC conflict free, and as a result, these products are “DRC conflict undeterminable” as defined in Item 1.0(d)(5) of Form SD.

In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule13p-1”), and this Specialized Disclosure Report on Form SC (this “Form”), the Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.01 to this form. A copy of this Form is publicly available at http://www.espey.com

Item 1.02 Exhibit

In accordance with Rule 13p-1, and this Form SD, the Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 28, 2015	ESPEY MFG. & ELECTRONICS CORP.
	By:	/s/ Patrick Enright, Jr.
Patrick Enright, Jr. President and CEO